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17018466

SEC
Mail Processing
Section
AUG 29 2017
Washington DC
408

SECI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windward Capital, Inc. DBA/ KMHT securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9911 Sabine Circle
(No. and Street)

Missouri City (City) TX (State) 77459 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean F. Lawton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windward Capital, Inc., as of June 30th, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John F Bullock
Notary Public
New Jersey
My Commission Expires 12-30-2021
No. 2415893

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Windward Capital, Inc.

We have audited the accompanying statement of financial condition of Windward Capital, Inc. (the Company) as of June 30, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the 18-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windward Capital, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the 18-month period then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Windward Capital, Inc.'s financial statements. The information in Schedule I is the responsibility of Windward Capital, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 25, 2017

CONTENTS

WINDWARD CAPITAL, INC.
Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$ 7,328
Total Assets	$ 7,328

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ 0
STOCKHOLDER'S EQUITY	
Common Stock, $1 par value, 5000 shares Authorized, issued and outstanding	5,000
Additional paid-in capital	225,658
Accumulated deficit	(223,330)
Total Stockholder's Equity	$ 7,328
Total Liabilities and Stockholder's Equity	$ 7,328

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Operations
For the Eighteen Months Ended June 30, 2017

REVENUE	$ 0
EXPENSES	
Professional fees	$ 52,675
Regulatory fees	4,325
Other expenses	12,329
Total expenses	69,329
NET LOSS	$ (69,329)

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Changes in Stockholder's Equity
For the Eighteen Months ended June 30, 2017

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at December 31, 2015	5,000	5,000	$162,658	$(154,001)	$13,657
Additional capital contributed			63,000		63,000
Net loss				(69,329)	(69,329)
Balances at June 30, 2017	5,000	5,000	$225,658	$(223,330)	$7,328

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Cash Flows
For the Eighteen Months Ended June 30, 2017

Cash flows from operating activities	
Net loss	$ (69,329)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	–
Net cash used in operating activities	(69,329)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Additional capital contributed	63,000
Net cash provided (used) by financing activities	63,000
Net increase (decrease) in cash	(6,330)
Cash at beginning of the period	13,658
Cash at end of the period	$ 7,328

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Notes to Financial Statements
June 30, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Windward Capital, Inc. (the "Company") was organized in July 2006 as a Texas corporation. The Company is located in Missouri City, Texas.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and, accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company has not had any customer security transactions.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes; whereby, the Company's taxable income or loss pass through to its shareholder; therefore, there is no provision for federal income taxes. As of June 30, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2015.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $7,328, which was $2,328 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 0.

The accompanying notes are an integral part of these financial statements.

Note 3 - Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties

Supplementary Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2017

Schedule I

WINDWARD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	7,328
Deductions and/or charges		-
Net capital before haircuts on securities positions		7,328
Haircuts on securities		-
Net Capital	$	7,328

AGGREGATE INDEBTEDNESS

Computation of basic net capital requirement: Minimum dollar net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	2,328
Net capital less greater of 10% of aggregate indebtedness or 120% capital requirement	$	1,328
Ratio of aggregate indebtedness to net capital		0 to 0

RECONCILIATION OF COMPUTATION OF NET CAPITAL

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per company (unaudited) FOCUS Part IIA	$	7,328
Adjustments		
Net capital per audited report	$	7,328

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Windward Capital, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Windward Capital, Inc. (the Company) identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provision") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provision throughout the eighteen month period ended June 30, 2017 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Windward Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 25, 2017

Windward Capital, Inc. Exemption Report

Windward Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent eighteen month period ended June 30, 2017 without exception.

____

Windward Capital, Inc.

I, Sean F. Lawton, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: 

Title: President
August 25, 2017